August 3, 2007

C. Michael Kojaian
Chairman of the Board
Grubb & Ellis Company
500 West Monroe Street, Suite 2800
Chicago, IL 60661

Re: Grubb & Ellis Company
Registration Statement on Form S-4
Filed on July 3, 2007
File No. 333-144306

Dear Mr. Kojaian:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus.

2.   Please provide us with copies of the relevant portions of any study or report that you cite or on which you rely. For example, we note that you refer to The Stranger Report. Please identify by highlighting or some other means the specific information that supports the statements in your prospectus. Also, please tell us whether the industry reports or studies that you rely on were prepared for you and whether you compensated the party that prepared these reports or studies.

3.   We note that you are submitting the following item to a vote: "approve the amendment to the Grubb & Ellis Amended and Restated Certificate of Incorporation, or the Grubb & Ellis charter, effective upon completion of the merger, to (i) increase the authorized number of shares of Grubb & Ellis common stock from 50 million to 100 million, (ii) increase the authorized number of shares of Grubb & Ellis preferred stock from one million to 10 million, and (iii) provide for a classified board of directors comprising three classes of directors;." Please unbundle this proposal to present the three items separately. Refer to Rule 14a-4(a)(3) of the Proxy Rules and the Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004).

4.   Please avoid vague assertions that are in the nature of "puffing." The basis for comparative factual assertions and for management's belief in qualitative statements must be clear from the text of the registration statement or you must provide the supporting documentation to us. Revise the disclosure throughout the document to disclose the measurements you are using to support your statements, or advise us as necessary. In providing support, clearly mark the location of the information you believe is supportive of the statement referenced. We note, for example, and without limitation:

- "Grubb & Ellis Company, a Delaware corporation organized in 1980, is one of the most recognized full service commercial real estate services firms in the United States." (page 1 and 139)
- "Grubb & Ellis has one of the largest footprints in the industry." (page 1)
- "NNN Realty Advisors is one of the largest sponsors of securitized tenant in common, or TIC, programs marketed as securities and NNN Realty Advisors also sponsors and advises public non-traded real estate investment trusts, or REITs, and real estate investment funds." (page 2 and 141)
- "There are a number of reasons that Grubb & Ellis and NNN Realty Advisors believe the merger represents each company's logical evolution …including the fact that it combines NNN Realty Advisors' expertise as a leading sponsor of commercial real estate investment programs with Grubb & Ellis' expertise as one of the world's leading full-service commercial real estate services organizations." (page 100)

Please revise or advise as appropriate.

5.	On pages 103 and 116, we note that JMP Securities and Lehman Brothers made presentations to the respective boards of directors regarding the merger transaction. Please provide us with copies of any materials prepared by JMP Securities and Lehman Brothers and presented to the board.

Proxy Statement/Prospectus Cover Page

6.	Please confirm that you will identify the date and place of the special meeting on the cover page.

7.	Please revise to the cover page within the limitations of one page in length to include the following information that is key to an investment decision:

- the dollar value per share that NNN shareholders will receive

- the maximum aggregate dollar amount of merger consideration to be paid in the transaction

- the reported price per share at the latest practicable date for Grubb & Ellis

- the difficulty of valuing shares of NNN in light of the fact that it is not listed and that in November 2006 NNN sold 16,000,000 shares for $10 per share in a private offering

- the reduction in income and EPS for NNN shareholders

- the risk that if the price of Grubb & Ellis stock declines NNN stockholders will receive less value for their shares since the exchange ratio is fixed

8.	We note your disclosure that "upon closing, Grubb & Ellis is expected to begin paying an annual dividend of $0.41 per share." In light of the pro forma earnings per share, please revise to provide the basis for this expectation.

Questions and Answers About the Merger

9.	You state that for each share of NNN Realty Advisors common stock "NNN Realty Advisors stockholders will have the right to receive 0.88 of a share of Grubb & Ellis common stock, provided, however, in no event will Grubb & Ellis issue more than an aggregate of 38,533,094 shares of its common stock in respect of NNN Realty Advisors common stock." Please revise to disclose whether the 38,533,094 shares includes the shares that will be issued in exchange for NNN Realty Advisors options and restricted shares discussed on page 179 and 180.

Summary

10. Please revise the summary to provide a discussion of the advantages and disadvantages of the merger, presenting the discussion of disadvantages in the same manner as you present the discussion of the benefits, including the dilutive effect on EPS and net income to NNN shareholders.

11. Please revise to disclose how the number of shares of Grubb & Ellis to be issued in exchange for NNN Realty Advisors was determined. Please note that a discussion of all *bases* considered in the determination of the *exchange ratio* should be set forth in a clear and detailed discussion.

Grubb and Ellis, page 1

12. Please revise the first paragraph to note the net income and loss generated by you in the fiscal year-ended June 30, 2006 and for the nine months ended March 31, 2007 respectively.

NNN Realty Advisors, page 2

13. In the last paragraph you state that NNN Realty Advisors entered into a registration rights agreement whereby it agreed to register for resale the shares of common stock sold in the 144A private equity offering. You also note that NNN Realty Advisors intends to amend the registration rights agreement pursuant to its terms such that upon the consummation of the merger, the registration rights agreement will terminate. Please revise to note whether the investors in the private equity offering have agreed to amend the registration rights agreement. Also, please revise to note whether NNN Realty Advisors is currently in compliance with the registration rights agreement.

Treatment of NNN Realty Advisors Options and Restricted Stock, page 4

14. Please revise to note the amount of options and restricted stock NNN Realty Advisors currently has outstanding.

The Merger, page 3

Interests of Grubb & Ellis' and NNN Realty Advisors' Executive Officers and Directors
in the Merger, page 6

15.   Please provide a brief description of the interests of your officers and directors in
        the merger transaction. For instance, but without limitation we note on page 129
        that Messrs. Rose and Slaughter will each receive cash change in control
        payments of approximately $2.4 million and $.3 million respectively.

Selected Financial Data, page 13

16.   Please revise your disclosure to expand upon the nature of the change in
        accounting principle and the amount of the cumulative effect adjustment
        recorded in 2003. Explain why you were required to record a cumulative effect
        adjustment as a result of the adoption of SFAS 150.

Risk Factors, page 16

17.   Please add a risk factor discussing the risk to your shareholders that they will
        own less than a majority of the shares of the combined company after the merger
        transaction and that NNN Realty Advisors' chief executive officer and NNN
        Realty Advisors' chairman will be the chief executive officer and chairman of
        the combined company respectively.

The combined company will incur significant transaction and merger-related costs…,
page 18

18.   Please revise to include an estimate of the non-recurring costs you expect to
        incur in connection with this merger. Please distinguish between costs that have
        already been incurred and those that will be incurred in the future.

The pro forma financial statements are presented for illustrative purposes..., page 19

19.   Please revise to strike this risk factor as it contains repetitive disclosure.

Certain directors and executive officers…, page 20

20.   Please revise to identify the directors and executive officers that have interests
        that are different from or in addition to your stockholders and the stockholders of
        NNN Realty Advisors and to briefly note those interests.

Comparative Per Share Information, page 42

21.   Please explain to us why you are unable to provide the pro forma book value per share of the combined Company as of December 31, 2006.

Comparative per Share Market Price and Dividend Information, page 43

22.   On page 44, we note that you included footnote (a) next to the heading Implied Value of NNN Realty Advisors Common Stock. Please revise to define footnote (a).

Unaudited Pro Forma Merger Condensed Combined Balance Sheet

Footnote (b), page 49

23.   Revise your disclosure to clearly indicate the nature of the contingency related to acquisition cost and the effect any change in the acquisition cost will have on the purchase price allocation (i.e. adjustment to the value assigned to goodwill).

24.   Revise your disclosure to provide greater detail of the tangible net assets acquired in the merger transaction. In addition, include a discussion of the methodology used to determine the fair values of these assets and liabilities.

Footnote (h), page 50

25.   Please tell us how the sales of the real estate assets to Grubb & Ellis Realty Advisors, Inc. are directly attributable to the merger transaction. To the extent the sales of these properties is not directly attributable to the merger transaction, explain to us how you determined it would be appropriate to record these pro forma adjustments.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2007

Footnote (a), page 56

26.   We note that you have made certain reclassification adjustments to conform the Grubb & Ellis historical results to the historical "segment presentation" of NNN Realty Advisors. Explain to us how you determined it would be appropriate to adopt a segment presentation on the face of your income statement. Reference is made to Rule 5-03 of Regulation S-X.

Footnote (c), page 56

27.   Please tell us why you have excluded any amortization of the $82,000 in trade names and trademarks from your pro forma financial statements or tell us, and disclose that management determined that this asset has an indefinite useful life and the basis for that determination.

Notes to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year Ended December 31, 2006

Footnote (g), page 61

28.   Explain to us your rationale for excluding the impact of the first quarter preferred stock redemption by Grubb & Ellis from your calculation of pro forma earnings per share.

Notes to the Unaudited NNN Pro Forma Condensed Combined Statement of Operations of NNN Realty Advisors for the Year Ended December 31, 2006

Footnote (d), page 64

29.   Tell us whether the Company acquired the management contracts of Realty as a result of the acquisition. To the extent that the entire management contracts were acquired, explain to us why the Company recorded an asset related to the contract related disposition fees rather than assigning a value to the contracts as a whole.

Footnote (e)

30.   Please confirm for us that the compensation adjustments described in this footnote are a result of new employment contracts signed in conjunction with the acquisition of Realty and Capital Corp.

NNN Realty Advisors' Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2006 to Year Ended December 31, 2005
Revenue, page 75

31.   We note you have recorded credits granted to investors. We note you disclose that some of these amounts increase expenses and some of these amounts decrease revenue. Please explain to us the circumstances that would cause you

to record these items as either increases to expense or decreases to revenue and tell us the specific accounting guidance you have relied on for determining this treatment.

Liquidity and Capital Resources, page 83

32.   Please revise to note whether NNN Realty Advisors will continue to have access to its line of credit with LaSalle Bank after the merger.

Factors That May Influence Future Sources of Capital and Liquidity, page 84

33.   In the last full paragraph on page 84 you state that nonrecurring credits were granted to certain investors in three of NNN Realty Advisors' programs in 2006 and that NNN Realty Advisors' offering materials for its TIC programs generally disclose the possibility that it might offer credits for specific types of fees on a selective basis to some, but not all, TIC investors, but they did not disclose all of the categories of fees for which it has actually provided credits. As a result, investors in these three programs who did not initially receive the credits could bring claims against NNN Realty Advisors. Please revise to disclose your estimated liability regarding these credits.

The Merger, page 89

34.   On page 94 you state that "[o]n April 9, 2006, the industry competitor that provided an oral indication of interest on April 2 indicated that it would be willing to enter into an all cash transaction for Grubb & Ellis at a nominal premium to the Grubb & Ellis' then current stock price, subject to further due diligence." It appears that this took place on April 9, 2007 not April 9, 2006. Please revise or advise as necessary.

35.   Please revise to specify the indications of interests received from the industry competitor and all other bids and the Boards' reason(s) for rejection of each such bid.

Financial Benefits, page 100

36.   We note on page 4 that the combined company would have suffered a net loss of $235,000 for the three months ended March 31, 2007. Please revise this section to disclose this fact.

Compatible Cultures and Record of Successful Transactions, page 100

37.   You state that both companies benefit from employees with a track record of successfully integrating companies in various business combination transactions that Grubb & Ellis and NNN Realty Advisors each believe have enhanced stockholder value for each company. Please revise to provide examples of such combination transactions.

Grubb & Ellis Reasons for the Merger, page 101

38.   Please revise the first bullet point to disclose the near- and longer-term synergies and scale and growth opportunities expected to be available to the combined company.

Financial Rationale, page 101

39.   Please revise the second bullet to quantify the value of the exchange ratio provided for in the merger agreement relative to the then-current market prices and historical trading prices of Grubb & Ellis and the value of NNN Realty Advisors common stock over the past one year period and relative to the consideration paid in business combinations of comparable size. Also, please revise to explain how the NNN Realty Advisors common stock was valued.

40.   Please revise the third bullet to note why it is financially advantageous the Grubb & Ellis shareholders hold approximately 41% of the combined company.

Precedent Transactions Analysis, page 107

41.   Please revise to disclose the dates the noted transactions took place.

Agreements with Executive Officers following the Merger, page 129

42.   In the first paragraph, you state that in "connection with becoming the Chief Executive Officer and President of the combined company following the merger, it is expected that Mr. Peters will receive a $600,000 base salary per annum and a bonus of up to two times his per annum base." Please revise to note the reason for this expectation.

43.   In the first paragraph, you state that "the Compensation Committee of NNN Realty Advisors has agreed to grant Mr. Peters a one time bonus of $1,000,000 in cash." Please revise to note the purpose of this bonus.

Representations and Warranties, page 181

44.   We note that you list regulatory compliance and absence of material pending or threatened legal proceedings as two representations and warranties contained in the merger agreement.   On page 84 we note that the SEC Staff is conducting an investigation relating to disclosure in public and private securities offerings sponsored by Triple Net Properties. Please revise to discuss whether Grubb and Ellis may terminate the merger agreement if an action is brought by the SEC Staff against Triple Net Properties.

NNN Realty Advisors, Inc. Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 11. Business Combinations, Goodwill and Acquired Intangible Assets, page F-23

45.   Please revise your disclosure of the purchase price allocation associated with the acquisition of Realty and Capital Corp. to clearly present the assets and liabilities acquired, including any intangible assets and goodwill.

Note 12. Acquisitions – Properties Held for Sale, page F-26

46.   Please tell us why you have not allocated a portion of the Crawfordsville purchase price to the above or below market value of in-place leases.

Note 13. Identified Intangible Assets, page F-28

47.   We are still unclear as to the nature of the contract right intangible recorded. Please tell us how this asset meets the criteria established in paragraph 39 of SFAS 141. In your response, cite the relevant sections of the agreements that describe these rights. Additionally, it appears that you amortize this asset against revenue. Please tell us why management believes that this is appropriate. Please cite appropriate accounting literature management relied upon within your response.

Note 25. Employee Benefit Plans, page F-48

48.   With respect to the $1.75 million relocation payment to one of your officers, we remain unclear as to how you have been able to arrive at the conclusion that payment is not probable. Please refer to SFAS 5.

29. Subsequent Events (Unaudited), page F-58

49.   We note your disclosure in this section and on page 44 of the prospectus that Grubb & Ellis is expected to pay a dividend of $0.41 per share upon closing the merger. Given the dividend history of both NNN Realty Advisors, Inc and Grubb & Ellis Company, and the potential dilutive impact of the merger on the combined company, please enhance your disclosure, and explain to us how the Company determined that it would be able to pay a dividend of $0.41 per share. Furthermore, explain to us how you determined it would be appropriate to include this disclosure in the footnotes to your financial statements.

Annex C

50.   The staff notes the limitation on reliance by shareholders in the fairness opinion provided by JMP Securities in the penultimate paragraph on page C-2 which states, "It is understood that this letter is for the information of the Board of Directors of Grubb & Ellis only and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing required to be made by Grubb & Ellis …" Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, disclose the basis for JMP's belief that shareholders cannot rely upon the opinion to support any claims against JMP arising under applicable state law (e.g., the inclusion of an express disclaimer in JMP's engagement letter). Describe any applicable state law authority regarding the availability of such a potential defense. In the absence of applicable state law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also, disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, disclose that the availability of such a state law defense to JMP would have no effect on the rights and responsibilities of either JMP or the board of directors under the federal securities law.

Schedule II, page II-4

51.   We note your amounts in the column titled Charged to Costs and Expenses do not correspond to the amounts in the Consolidated Statements of Operations. Please explain how you have complied with Rule 12-09 of Regulation S-X.

C. Michael Kojaian
Grubb & Ellis Company
August 3, 2007
Page 12

Exhibits

52.   Please file the legal and tax opinions and the form of proxy card with your next
        amendment, or provide us with drafts to review. We must review your opinions
        and all other remaining exhibits before the registration statement is declared
        effective and we may have additional comments.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have
additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, when the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time
of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the
    filing effective, it does not foreclose the Commission from taking any action with
    respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in
    declaring the filing effective, does not relieve the company from its full responsibility
    for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert this action as a defense in any proceeding initiated by the
    Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in connection
with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the

securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Robert Telewicz, Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at (202) 551-3856 or the undersigned at (202) 551-3495 with any other questions.

Sincerely,

Elaine Wolff
Legal Branch Chief